Aspen Technology, Inc.   200 Wheeler Road   Burlington   MA   01803   USA

[phone]  781-221-6400   [fax]  781-221-6410    [world wide web]  www.aspentech.com

July  30, 2008

VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Filing Desk

Re:                               Application for Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), of Registration Statement on Form S-1 (File No. 333-141959)

Ladies and Gentlemen:

On April 9, 2007, Aspen Technology, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement under the Act on Form S-1 (File No. 333-141959) (the “Registration Statement”).

Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto.  No securities have been issued or sold under the Registration Statement.  The Registration Statement has not been declared effective by the Commission.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company’s stockholders and consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Act.

If you have any questions regarding this request, please contact the Company’s legal counsel, Mark Johnson of Wilmer Cutler Pickering Hale and Dorr LLP, at (617) 526-6038.

Sincerely,

Aspen Technology, Inc.

By:	/s/ Frederic G. Hammond

Frederic G. Hammond
Senior Vice President,
General Counsel and Secretary